EXHIBIT 99.1

CENTRAL GOLD-TRUST

ANNUAL INFORMATION FORM
 for the year ended December 31, 2006

February 15, 2007

DOCUMENTS INCORPORATED BY REFERENCE

Financial Statements and notes thereto are contained in the 2006 Annual Report on pages 3 to 7.

Management’s Discussion and Analysis of Financial Condition and Results of Operations is

contained in the 2006 Annual Report on pages 10 to 14.

Information Circular for the 4th Annual Meeting of Unitholders to be held on April 26, 2007.

Information Circular for the 3rd Annual Meeting of Unitholders held on April 28, 2006.

REPORTING CURRENCY AND FINANCIAL INFORMATION

Currency amounts in this Annual Information Form and the documents which are incorporated herein by reference are stated in United States dollars, except where otherwise specifically stated. As of February 13, 2007, the Bank of Canada noon exchange rate was U.S. $1.00 = Cdn. $1.1686.

ESTABLISHMENT OF CENTRAL GOLD-TRUST

Central Gold-Trust (“Gold-Trust”) is a self-governing, limited purpose trust established by Declaration of Trust under the laws of the Province of Ontario on April 28, 2003. It was created to invest in, and to hold, gold bullion on behalf of investors and to provide them with exchange-tradeable units of ownership. The principal and head office of Gold-Trust is located at 55 Broad Leaf Crescent, Ancaster, Ontario, Canada L9G 3P2. Gold-Trust’s mailing address is Box 10106, Meadowlands P.O., Ancaster, Ontario, Canada L9K 1P3.

DESCRIPTION OF THE BUSINESS

General

Gold-Trust is an investment holding entity created to invest substantially all of its assets in gold bullion, with the primary investment objective of achieving long-term appreciation in the value of its gold holdings. Gold-Trust’s physical gold is stored, segregated and insured in a bank treasury vault located in Canada.

Investment Policies and Restrictions

The purpose of Gold-Trust is to provide a secure, convenient, low-cost, exchange-tradeable investment alternative for investors interested in holding gold bullion.

All gold bullion owned by Gold-Trust must be stored in Canada in the treasury vault facilities of a tier 1 Canadian chartered bank on a segregated basis. The term “treasury vault” means a vault that has the highest security rating for treasury storage purposes and that qualifies for storage on behalf of the Bank of Canada. Gold-Trust has entered into a storage and safekeeping agreement (the “Storage and Safekeeping Agreement”) dated June 23, 2003 with the Canadian Imperial Bank of Commerce (the “Bank”), pursuant to which the Bank has agreed to store and insure all gold bullion owned by Gold-Trust in accordance with the Declaration of Trust.

Gold-Trust invests in long-term holdings of unencumbered gold bullion, in 400 troy ounce international bar sizes, and does not speculate with regard to short-term changes in gold prices. This strategy provides investors with the ability to invest effectively in unencumbered gold bullion in a convenient, exchange-tradable and secure manner without the associated inconvenience and high transaction, handling, storage, insurance and other costs typical of a gold bullion investment.

In furtherance of the purpose of Gold-Trust, the Trustees have established the following investment policies and restrictions:

1.                                       Pursuant to the Declaration of Trust, at least 90% of the assets of Gold-Trust must be invested in pure, refined gold bullion in bar form and such policy may only be amended by a resolution of the Unitholders. The current investment policy of Gold-Trust approved by the Trustees is more restrictive, requiring that at least 95% of the total net assets of Gold-Trust be invested in gold with at least 90% in physical bullion and up to 5% in gold certificate form.

2.                                       All gold bullion owned by Gold-Trust must be unencumbered and Gold-Trust may not enter into any borrowing arrangements except in strictly limited circumstances to facilitate bullion purchase payments. Gold-Trust may enter into short-term borrowing arrangements only under such circumstances, and all outstanding borrowings in this regard must not, at anytime, exceed 10% of Gold-Trust’s net assets.

3.                                       No part of the physical gold bullion held in storage on behalf of Gold-Trust may be delivered out of safekeeping by the Bank without receipt of a certified resolution of the Board of Trustees specifying the purpose of the delivery and giving direction with respect to specific amounts.

4.                                       No Trustee or officer of Gold-Trust, or appointed representative of Gold-Trust or the Administrator, is authorized to enter the treasury vault facilities designated for the storage of Gold-Trust’s gold bullion without being accompanied by a representative of the auditors of Gold-Trust and one or more representatives of the Bank.

5.                                      The gold bullion held in storage on behalf of Gold-Trust shall be inspected annually, and spot inspected periodically, by bar number, refiner, weight and purity, in the presence of at least one Trustee or officer of Gold-Trust, at least one representative of Gold-Trust’s auditors and one or more Bank representatives.

6.                                       The qualifying investment status of the units of Gold-Trust under current regulations shall be maintained.

Administration of Gold-Trust

Administrative Services Agreement

Gold-Trust and Central Gold Managers Inc. (the “Administrator”) entered into an administrative services agreement (the “Administrative Services Agreement”) on April 28, 2003. The Administrator was incorporated on March 7, 2003 and its sole purpose is to administer the business and affairs of Gold-Trust. The primary administrative responsibilities of the Administrator under the Administrative Services Agreement are to:

(i)                                     keep full and complete financial, accounting and other records reflecting the financial position of Gold-Trust’s business in U.S. dollars;

(ii)                                  report to Gold-Trust, its Trustees and, through the press, to its Unitholders, the net asset value (the “NAV”) of each unit of Gold-Trust on at least a weekly basis. (The NAV is calculated as the total value of gold bullion, cash and other net assets, less any and all payables, indebtedness and any other liabilities, divided by the total number of outstanding units of Gold-Trust, and the value of gold bullion is calculated on the basis of the second London price fixing for gold bullion. Reports of NAV in Canadian dollars will be calculated with reference to the Bank of Canada’s noon exchange rate on the date that NAV is calculated);

(iii)                               prepare reports to Unitholders, and regulatory filing materials and other reports to the Trustees as may be reasonably requested from time to time;

(iv)                              furnish office facilities, services and supplies and generally oversee, with its staff and independent contractors, the administration of Gold-Trust;

(v)                                 compensate the officers of Gold-Trust for their services, where applicable;

(vi)                              retain and compensate Sprott Asset Management Inc. (“SAM”) for its advisory services, which includes the services of John P. Embry as a Trustee; and

(vii)                           fulfill its responsibilities in a manner that does not impair Gold-Trust’s ability to maintain the qualifying status of the units of Gold-Trust under current regulations.

The Administrator has agreed to administer Gold-Trust’s activities in an efficient, timely and professional manner in accordance with reasonable and prudent practices.

The Administrative Services Agreement is for an initial term of 10 years until April 28, 2013, and will continue in force from year to year thereafter, unless terminated by Gold-Trust. Gold-Trust may terminate the Administrative Services Agreement at any time if the Administrator breaches any of its material obligations under the Administrative Services Agreement and: (i) such breach has not been cured within 120 days following notice thereof from Gold-Trust; and (ii) within a further 120 days after the expiry of such cure period, such termination is approved by either (a) a written resolution of Unitholders representing, collectively, at least 66 2/3% of the aggregate number of votes attached to the then outstanding units of Gold-Trust or, (b) a meeting of Unitholders by a resolution approved by Unitholders representing at least 66 2/3% of the votes attached to the units of Gold-Trust which are voted at the meeting at which at least 10% of the outstanding units are represented in person or by proxy, in all cases excluding votes attached to the outstanding units held by or on behalf of the Administrator and its affiliates.

Under the terms of the Administrative Services Agreement, any directors, officers or employees of the Administrator who are also officers of Gold-Trust, or who have been appointed as Trustees by the Administrator, shall be paid by the Administrator for serving in such capacity and shall not receive any remuneration therefor from Gold-Trust.

Gold-Trust acknowledges that the Administrator shall not be responsible for any loss of opportunity whereby the value of any of the assets of Gold-Trust, or the value of any particular gold, monetary or currency investment, could have been increased, nor shall it be responsible for any decline in value of any of the assets of Gold-Trust unless such decline is the result of the Administrator’s negligence or wilful failure to comply with express directions given by resolution of either the Trustees or Unitholders of Gold-Trust.

The Administrator may, with the prior approval of the Trustees, delegate to any person, firm or corporation, including SAM, any of its duties or obligations under the Administrative Services Agreement. The Administrator will also arrange, at the expense of Gold-Trust, for the engagement of the custodian(s) of Gold-Trust’s assets and for its registrar and transfer agent(s).

Gold-Trust will be responsible for paying all costs and expenses incurred in connection with its business except those that are expressly to be borne by the Administrator as referred to above. Such costs and expenses to be borne by Gold-Trust include, without limitation: (i) brokerage and trading commissions; (ii) transport fees, insurance fees, security transfer taxes, safekeeping or custodian’s fees and other charges arising from the holding, purchase or sale of gold bullion or other assets by Gold-Trust; (iii) legal and audit fees; (iv) unit offering costs; (v) fees payable for listings, the maintenance of listings and filings, or other requirements of stock exchanges on which any of the units are listed; (vi) the cost of printing, mailing and filing financial reports and material for Unitholders’ meetings, valuations, reporting to Unitholders, securities regulatory filings and any other purposes required by law; (vii) fees payable to any registrar and transfer agent of the units; (viii) its independent Trustees’ fees and expenses; and (ix) the Administrator’s fees payable under the Administrative Services Agreement.

The independent Trustees have the express authority to engage a third party for the purpose of conducting an independent valuation of the assets of Gold-Trust.

In consideration of the Administrator carrying out its duties and obligations under the terms of the Administrative Services Agreement, Gold-Trust shall pay to the Administrator a declining fee, on a monthly basis, equal to 0.40% per annum for the first US$100,000,000 of Gold-Trust’s total assets, 0.30% per annum for any excess over U.S.$100,000,000 up to US$200,000,000 and 0.20% per annum for any excess over U.S.$200,000,000 of total assets as at the month-end Valuation Date (defined as the last business day of each month on which Gold-Trust’s NAV is determined). For such purposes, “total assets” shall mean the total assets of Gold-Trust as at the Valuation Date, valuing gold bullion and other investments at market value and cash, short-term government securities, short-term deposits with financial institutions and prime commercial paper at cost less any outstanding payables or other indebtedness of Gold-Trust. Such fees shall be payable on or before the 10th day following the end of each such month. The Administrator has consented to reduced fees at three-quarters of stated rates during the initial stage of Gold-Trust’s development.

Advisory Services Agreement

The Administrator and SAM entered into an advisory services agreement (the “Advisory Services Agreement”) on March 14, 2003. The primary responsibilities of SAM under the Advisory Services Agreement are to: (a) provide strategic and tactical advice, market research and marketing services on an ongoing basis to Gold-Trust and the Administrator for branding and marketing the units of Gold-Trust to qualified prospective retail and institutional investors; (b) assist Gold-Trust in the structuring of the initial offering of units and related due diligence matters; and, (c) undertake such other services as may be requested of, and agreed to by, SAM from time to time.

SAM has agreed to carry out such services in an honest, diligent and efficient manner, in good faith and to the best of its ability and in furtherance of the best interests of Gold-Trust.

The term of the Advisory Services Agreement will continue until the wind-up, liquidation or dissolution of Gold-Trust, unless terminated earlier:

(a)                                  by the Administrator for cause (as defined in the Advisory Services Agreement);

(b)                                 by either the Administrator or SAM upon the other committing a material breach of any of the terms of the Advisory Services Agreement or if either shall be subject to bankruptcy or insolvency proceedings; or

(c)                                  by either party if the Administrator ceases to be the administrator of Gold-Trust;

(d)                                 by SAM if John P. Embry is not appointed as a Trustee or is removed as a Trustee other than by voluntary resignation or death; or

(e)                                  by SAM on not less than 60 days’ prior written notice to the Administrator and Gold-Trust.

SAM and the Administrator have a mutual right of first refusal with respect to furnishing similar services to any similar limited purpose trust or other investment vehicle developed by the other party that is based upon a similar concept to that of Gold-Trust.

The Administrator has agreed to recommend to the Trustees that, so long as the Advisory Services Agreement is in effect, John P. Embry be appointed as a Trustee and that he be appointed as a co-chair of Gold-Trust’s Board of Trustees.

As compensation for the services provided by SAM under the Advisory Services Agreement, the Administrator has agreed to pay to SAM, a fee equal to one-half of all fees paid to the Administrator under the Administrative Services Agreement, payable at such time as the Administrator is paid its fees, but based on the net asset value of Gold-Trust in excess of US$50,000,000. In addition, the Administrator will reimburse SAM for any reasonable out-of-pocket expenses incurred in connection with the performance of its services and for any additional advisory services that in either case have been pre-approved by the Administrator.

It is further provided that in the event of a change of control of the Administrator (as defined in the Advisory Services Agreement) within the initial ten year currency of the Advisory Services Agreement, without the prior written approval of SAM, which results in the likely effect of terminating the Advisory Services Agreement, SAM shall be entitled to liquidated damages from the Administrator equal to the amount of fees SAM would otherwise have earned for a period of two years following such termination.

Principal Property

The property of Gold-Trust as at December 31, 2006 was comprised of 118,326 fine ounces of gold bullion and 4,581 ounces of gold in certificate form for a total of 122,907 ounces.

SELECTED FINANCIAL INFORMATION

The selected financial data presented below should be read in conjunction with the Financial Statements and notes thereto included in Central Gold-Trust’s 4th Annual Report to Unitholders for the year ended December 31, 2006, which Financial Statements and notes thereto are incorporated herein by reference.

Net Asset Value

The net asset value of Central Gold-Trust in U.S. dollar terms as set out below is identical under both Canadian and United States GAAP.

As of or for the fiscal year ended December 31, 2006

Net Asset Data:

Net assets at end of year	$79,286,552

Net asset value per unit at end of year (1)	$24.19

Income Data:

Net income per unit (including unrealized appreciation of investments)	$4.46

Note (1) Net asset value per unit is calculated by dividing the 3,277,500 units outstanding into the total net assets.

Exchange Rate

The Canadian dollar exchange rates for U.S. dollars for the period from July 9, 2003 (being the date on which Gold-Trust closed its initial public offering) to December 31, 2003 and for the years ended December 31 in 2004, 2005 and 2006, as reported by the Bank of Canada, were as follows:

	(Cdn. $ per U.S. $1.00)
Period Ended December 31	Last	Low	High	Average
2006	1.1653	1.0990	1.1726	1.1341
2005	1.1659	1.1507	1.2704	1.2116
2004	1.2036	1.1774	1.3968	1.3015
2003	1.2924	1.2924	1.4116	1.3479

DIVIDEND POLICY

Gold-Trust does not anticipate the payment of regular dividends. Distributions may be made in the event of any gold sales that result in net capital gains as indicated in Note 1(d) to the Financial Statements in Central Gold-Trust’s 4th Annual Report for the year ended on December 31, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information set forth on pages 2 and 10 to 14 of Gold-Trust’s 4th Annual Report for the year ended December 31, 2006 is incorporated herein by reference.

STRUCTURE OF GOLD-TRUST

Gold-Trust is a self-governing, limited purpose trust established by Declaration of Trust under the laws of the Province of Ontario on April 28, 2003. It is intended that Gold-Trust will qualify as a mutual fund trust for the purposes of the Income Tax Act of Canada (the “Tax Act”). The following is a summary of the material attributes and characteristics of the units and certain provisions of the Declaration of Trust. This summary does not purport to be complete. Reference is made to the Declaration of Trust for a complete description of the units and the full text of its provisions.

Restrictions

The Declaration of Trust provides, among other things, that Gold-Trust is restricted to:

(i)                                     investing in and holding a minimum of 90% of its total net assets in physical gold bullion;

(ii)                                  holding no more than 10% of its total net assets in the following:

(a)                                  gold certificates to enable payments, if any, to be made in connection with:  the redemption of any units or other securities of Gold-Trust; distributions, if any, to Unitholders; and the payment of expenses; and

(b)                                 cash and interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses of Gold-Trust;

(iii)                               issuing units (or rights, warrants, convertible securities or options to acquire units) provided that the net proceeds per unit to be received by Gold-Trust shall not be less than the most recently calculated NAV prior to, or upon, such issuance;

(iv)                              borrowing on a short-term basis in strictly limited circumstances to facilitate bullion purchase payments, provided that, under such circumstances, Gold-Trust may only enter into short-term borrowing arrangements for which all outstanding amounts, at any time, do not exceed 10% of Gold-Trust’s total net assets;

(v)                                 issuing or redeeming rights and units pursuant to any Unitholder rights plan adopted by Gold-Trust;

(vi)                              purchasing securities issued by Gold-Trust subject to all applicable laws;

(vii)                           satisfying any obligations or liabilities of Gold-Trust; and

(viii)                        undertaking such other activities, or taking such actions (including investing in securities), as are related to or in connection with the foregoing, or as are contemplated by the Declaration of Trust, or as may be approved by the Trustees from time to time, provided that Gold-Trust shall not undertake any activity, take any action, or make any investment which would result in:

(a)                                  Gold-Trust not being considered a “mutual fund trust” for purposes of the Tax Act;

(b)                                 the units constituting foreign property for the purposes of computing the tax payable by Gold-Trust under Part XI of the Tax Act; or

(c)                                  all or substantially all of the property of Gold-Trust consisting of property that would be “taxable Canadian property” if the definition “taxable Canadian property” in subsection 248(1) of the Tax Act was read without reference to paragraph (b) of that definition.

Units

An unlimited number of units may be issued pursuant to the Declaration of Trust. Each unit is transferable and represents an equal undivided beneficial interest in Gold-Trust, in any distributions from Gold-Trust whether of trust income, net realized capital gains or other amounts, and in the net assets of Gold-Trust in the event of the termination or winding up of Gold-Trust. All units are of the same class and shall rank among themselves equally and rateably without discrimination, preference or priority. The units entitle the holders thereof to one vote for each whole unit held at all meetings of Unitholders. Except as set out under “Redemption Rights” below, the units have no conversion, retraction, redemption or pre-emptive rights.

Issuance of units

The Declaration of Trust provides that units or rights to acquire units may be issued at the times, to the persons, for the consideration and on such terms and conditions as the Trustees may determine, provided that the net proceeds per unit to be received by Gold-Trust shall not be less than the most recently calculated NAV prior to such issuance. At the option of the Trustees, units may be issued in satisfaction of any distribution of Gold-Trust to Unitholders on a pro rata basis to the extent that Gold-Trust does not have available cash to effect such distributions. The Declaration of Trust also provides that, unless the Trustees determine otherwise, immediately after any distribution of units to all Unitholders in satisfaction of all or part of any such distribution, the number of outstanding units will be consolidated such that each Unitholder will hold after the consolidation the same number of units as the Unitholder held before the distribution except where tax was required to be withheld in respect of the Unitholder’s share of the distribution. Where amounts so distributed represent income, non-resident Unitholders will be subject to withholding tax and, to such extent, the consolidation will result in such non-resident Unitholders holding fewer units.

Trustees

Gold-Trust will have a minimum of three Trustees and a maximum of eleven Trustees. The initial number of Trustees is set out in the Declaration of Trust as eight and there are currently seven Trustees. A change in the number of Trustees may be made from time to time by a resolution of the Trustees, which must be ratified by the Unitholders at the following Annual Meeting of Unitholders. The Trustees are to supervise the activities and manage the affairs of Gold-Trust.

Trustees shall be appointed at each Annual Meeting of Unitholders and may be appointed at a special meeting of Unitholders to hold office for a term expiring at the close of the next annual meeting, subject to their earlier resignation or removal. The Administrator is entitled to appoint two of the authorized Trustees from time to time as its nominees, and has agreed to recommend that John P. Embry be appointed as a Trustee for so long as the Advisory Services Agreement is in effect. The Declaration of Trust requires that a majority of the Trustees must be independent from the management of Gold-Trust and from the Administrator, and four of the seven Trustees are independent. The Declaration of Trust provides that, subject to the terms and conditions thereof, the Trustees may, in respect of Gold-Trust assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof and shall supervise the activities, investments and affairs of Gold-Trust. The Declaration of Trust requires a majority of the Trustees to be residents of Canada (as that term is defined in the Tax Act) and matters decided by the Trustees must be decided by a majority of resident Canadians. A majority of Trustees serving on a committee of the Trustees must also be residents of Canada (as that term is defined in the Tax Act). All but one of the current Trustees are residents of Canada. The Trustees are responsible for, among other things: (i) maintaining records and providing reports to Unitholders; (ii) supervising the activities of Gold-Trust; and (iii) making distributions, if any, from Gold-Trust to Unitholders (see “STRUCTURE OF GOLD-TRUST - Distributions”).

Any one or more of the Trustees may resign effective at the time a written resignation is received by Gold-Trust, or at the time specified in the written resignation, whichever is later, and may be removed by a resolution passed by a majority of the Unitholders. The vacancy created by such removal or resignation may be filled by the Trustees in the manner described in the Declaration of Trust.

A quorum of the Trustees, being a majority of the Trustees then holding office, may fill a vacancy in the Trustees, except a vacancy resulting from an increase in the number of Trustees or from a failure of the Unitholders to elect the required number of Trustees. In the absence of a quorum of Trustees, or if the vacancy has arisen from a failure of the Unitholders to elect the required number of Trustees, the Trustees will forthwith call a special meeting of the Unitholders to fill the vacancy. If the Trustees fail to call such meeting or if there are no Trustees then in office, any Unitholder may call the meeting. The Trustees in office may also appoint such Trustees as may be necessary so that a majority of the Trustees are at all times resident Canadians.

The Trustees may, between Annual Meetings of Unitholders, appoint one or more additional Trustees, subject to there being a maximum of eleven Trustees, to serve until the next Annual Meeting of Unitholders, but the number of additional Trustees will not at any time exceed one-third of the number of Trustees who held office at the expiration of the immediately preceding Annual Meeting of Unitholders.

The Declaration of Trust provides that the Trustees shall act honestly and in good faith with a view to the best interests of Gold-Trust and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Declaration of Trust provides that a Trustee shall individually be entitled to indemnification from Gold-Trust in respect of the exercise of his or her powers and the discharge of his or her duties provided that he or she shall not be indemnified if he or she fails to act in good faith with a view to the best interests of Gold-Trust or if he or she fails to comply with his or her other obligations under the Declaration of Trust.

Distributions

The primary investment objective of Gold-Trust is the long-term appreciation in the value of its gold holdings.  Gold-Trust does not anticipate making regular distributions on its units. The Declaration of Trust provides that, on an annual basis, a sufficient amount of Gold-Trust’s income for purposes of the Tax Act, including net capital gains realized during the year, may be distributed, or made payable during the year, to Unitholders so that Gold-Trust will not be liable for any income tax for the year. Holders of units who are non-residents of Canada will be required to pay all applicable withholding taxes payable in respect of any distributions of income by Gold-Trust, whether such distributions are in the form of cash or additional units. Non-residents of Canada should consult their own tax advisors regarding the consequences of investing in the units (see “Income Tax Matters on page 16”).

In the event that Gold-Trust has insufficient distributable cash because of amounts applied to redemptions of units, or if cash is otherwise unavailable for distribution, amounts to be distributed to Unitholders may be in the form of additional units so as to ensure that Gold-Trust does not have a net income tax liability. Such additional units are expected to be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

Redemption Rights

Units are redeemable at any time on demand by the holders thereof. As the units will be issued in book-entry form only (see “STRUCTURE OF GOLD-TRUST — Book-Entry Only System”), a Unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder’s investment dealer, who will be required to deliver the completed redemption notice form to The Canadian Depository for Securities Limited (“CDS”).   Upon receipt of the redemption notice by Gold-Trust from CDS, all rights to and under the units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive an amount per unit (the “Redemption Price”) equal to the lesser of: (i) 90% of the “market price” on the principal market or exchange on which the units are quoted for trading during the 10 trading day period commencing immediately following the date on which the units were tendered for redemption (the “Redemption Date”); or (ii) 100% of the “closing market price” on the principal market on which the units are quoted for trading on the Redemption Date.

For the purposes of this calculation, “market price” will be the amount equal to the weighted average of the trading prices of the units on the applicable market or exchange for each of the trading days on which there was a trade during the specified trading day period and, if there was trading on the applicable exchange or market for fewer than 5 of the trading days during the specified trading day period, the “market price” shall be the average of the following prices established for each of the trading days during the specified trading period: the average of the last bid and last asking prices of the units for each day on which there was no trading; and the weighted average trading prices of the units for each day that there was trading. The “closing market price” shall be: (i) an amount equal to the closing price of the units on the applicable market or exchange if there was a trade on the specified date and the applicable exchange or market provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of the units on the applicable market or exchange if there was trading on the specified date and the exchange or other market provides only the highest and lowest prices of units traded on a particular day; or, (iii) the average of the last bid and last asking prices of the units if there was no trading on the specified date.

The aggregate Redemption Price payable by Gold-Trust in respect of any units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment no later than the last day of the calendar month following the month in which the units were tendered for redemption. Where Gold-Trust is required to dispose of any assets owned by Gold-Trust to pay the Redemption Price to a Unitholder, the Trustees have the discretion to treat any part or all of the income or capital gain realized by Gold-Trust in respect of such disposition as paid to and allocated to such Unitholder out of the Redemption Price.

It is anticipated that the primary mechanism for Unitholders to dispose of their units will be through the facilities of the recognized stock exchange on which the units are listed for trading rather than exercise of the redemption rights described above.

Meetings of Unitholders

Meetings of Unitholders are required to be called and held annually for the election of the Trustees and the appointment of the auditors of Gold-Trust. The Declaration of Trust provides that the Unitholders shall be entitled to pass resolutions that will bind Gold-Trust only with respect to: the election or removal of Trustees of Gold-Trust; the appointment or removal of the auditors of Gold-Trust; the appointment of an inspector to investigate the performance by the Trustees of their respective responsibilities and duties in respect of Gold-Trust; the termination of Gold-Trust; the approval of amendments to the Declaration of Trust (except as described below under “Amendments to the Declaration of Trust”); the sale of all or substantially all of the assets of Gold-Trust; any merger of Gold-Trust with any other entity; any material amendment to the Administrative Services Agreement; and the dissolution or winding up of Gold-Trust prior to the end of its term.

Resolutions appointing or removing the Trustees, other than the Administrator’s nominees, or the auditors of Gold-Trust; or resolutions appointing an inspector, must be passed by a majority of the votes cast by Unitholders in person or by proxy at a meeting of the Unitholders. The balance of the foregoing matters must be a resolution passed by no less than 66 2/3% of the votes cast in person or by proxy at a meeting of Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of no fewer than 66 2/3% of the units entitled to be voted on such resolution (a “Special Resolution”).

A meeting of Unitholders may be convened at any time and for any purpose by the Trustees, and must be convened on receipt of a written requisition signed by the holders of not less than 10% of the units then outstanding. Such requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy, and a proxy holder need not be a Unitholder. Two persons present in person or by proxy, and representing in the aggregate at least 10% of the votes attached to all outstanding units, shall constitute a quorum for the transaction of business at all such meetings.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Amendments To The Declaration of Trust

The Declaration of Trust may be amended or altered from time to time by Special Resolution of the Unitholders.

Term of Gold-Trust

Gold-Trust has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on April 28, 2003. On a date selected by the Trustees, which is not more than two years prior to the expiry of the term of Gold-Trust, the Trustees are obligated to commence to wind-up the affairs of Gold-Trust so that it will terminate on the expiration of the term. In addition, at any time prior to the expiry of the term of Gold-Trust, the Unitholders may, by Special Resolution, require the Trustees to commence to wind up the affairs of Gold-Trust. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of Gold-Trust, and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall distribute the remaining part of the proceeds of the sale of Gold-Trust assets, together with any cash forming part of the assets of Gold-Trust, among the Unitholders in accordance with their pro rata interests. If the Trustees are unable to sell all or any part of the assets of Gold-Trust by the date set for termination, the Trustees may distribute all or any part of the remaining assets of Gold-Trust in kind directly to the Unitholders in accordance with their pro rata interests, subject to obtaining all required regulatory approvals. The Trustees shall have no liability for the amount received provided that they act in good faith.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for the units and not less than 90% of the units (other than units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the units held by Unitholders who did not accept the take-over bid on the terms offered by the offeror.

Information and Reports

Gold-Trust will furnish to unitholders, in accordance with and subject to applicable securities laws, such financial statements of Gold-Trust (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders’ tax returns under the Tax Act and equivalent provincial legislation.

Book-Entry Only System

Registration of interests in and transfers of the units will be made only through a book-based system administered by CDS (the “Book-Entry Only System”). Units must be purchased, transferred and surrendered for redemption through a participant in the Book-Entry Only System (a “CDS Participant”). All rights of Unitholders must be exercised through, and all payments or other property to which such Unitholder is entitled, will be made or delivered by CDS or the CDS Participant through which the Unitholder holds such units. Upon purchase of any units, the Unitholders will receive only a confirmation from the registered dealer which is a CDS Participant and from or through which the units are purchased.

The ability of a beneficial owner of units to pledge such units or otherwise take action with respect to such Unitholder’s interest in such units (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Gold-Trust has the option to terminate registration of the units through the Book-Entry Only System, in which case certificates for the units in fully registered form would be issued to beneficial owners of such units or their nominees.

OUTSTANDING CAPITAL AND MARKET FOR SECURITIES

The capital of Gold-Trust consists solely of an unlimited number of voting units of which 3,277,500 were outstanding at the date hereof.

Central Gold-Trust’s units have been listed on the Toronto Stock Exchange since July 9, 2003 when its initial public offering of units was closed, and on the American Stock Exchange since September 22, 2006.   CIBC Mellon Trust Company, Canada, and Mellon Investor Services LLC, N.Y., the Registrar and Transfer Agents, maintain unit records in their book-based system. On February 15, 2007, there was one registered holder of record of the units.  Gold-Trust believes that a majority of the units are held by Canadian residents.

The following tables set forth: the high and low closing market prices of Gold-Trust’ units as reported in Canadian dollars on the Toronto Stock Exchange and in U.S. dollars on the American Stock Exchange, the volume of trading on each exchange, as well as the high and low net asset value per unit in both Canadian and United States dollars based upon the London second gold fix.

Stock Exchange Market Prices

	Toronto Stock Exchange (Cdn.$)			American Stock Exchange (U.S. $)
Fiscal Period	High	Low	Volume	High	Low	Volume
July 9 to December 31, 2003	23.75	19.99	1,051,022
January 1 to December 31, 2004	24.00	20.10	1,745,387
January 1 to December 31, 2005	21.89	18.76	1,866,625
January 1 to December 31, 2006	29.63	22.14	1,634,667	25.70	21.15	581,800(1)

Note (1): September 22 to December 31, 2006

Net Asset Value Comparison

	Net Asset Value (Cdn. $)		Net Asset Value (U.S. $)
Fiscal Period	High	Low	High	Low
July 9 to December 31, 2003	21.48	18.74	16.30	13.51
January 1 to December 31, 2004	21.91	19.93	17.63	14.65
January 1 to December 31, 2005	23.73	19.77	20.62	15.99
January 1 to December 31, 2006	30.64	23.43	27.64	20.17

OFFICERS WHO ARE NOT TRUSTEES

The following table sets forth information as to the three officers who are not Trustees of Gold-Trust:

Name, Residence and Principal Occupation	Position and Office with Gold-Trust	Year Appointed to Position
John S. Elder Q.C. Toronto, Ontario Counsel, Fraser Milner Casgrain LLP (Barristers & Solicitors)	Secretary	2003
William L. Trench A.C.I.S. Fort Erie, Ontario Independent Consultant	Chief Financial Officer	2003
Krystyna S. Bylinowski Ancaster, Ontario Treasurer of Central Gold Managers Inc. (Administrator of Central Gold-Trust)	Treasurer	2003

TRUSTEES AND TRUSTEE OFFICERS

The Trustees of Gold-Trust, and nominees for re-election as Trustees at the annual meeting to be held on April 26, 2007 are listed below. Terms of office run from the date of election until the close of the next annual meeting.

Name, Residence and Principal Occupation	Position and Office with Gold-Trust	Year Elected or Appointed to Position
John P. Embry (E) Toronto, Ontario Chief Investment Strategist of Sprott Asset Management Inc. (Asset Managers)	Co-Chairman and Trustee	2003
Brian E. Felske (A)(I) Markdale, Ontario President, Brian E. Felske & Associates Ltd. (Mining Consultants)	Trustee	2003
Douglas E. Heagle (A)(C)(I)(L) Burlington, Ontario Chairman of NSBL International (International Investor)	Trustee	2003
Ian M.T. McAvity (C)(I) Toronto, Ontario Corporate Director and President of Deliberations Research Inc. (Economic Consultants)	Trustee	2003
Robert R. Sale (A)(C)(I) Tortola, British Virgin Islands Retired Investment Dealer Executive	Trustee	2003
J.C. Stefan Spicer (E) Ancaster, Ontario President and Chief Executive Officer of Central Fund of Canada Limited (Gold and Silver Bullion Holding Company) and of Central Gold-Trust	President, CEO and Trustee	2003
Philip M. Spicer (E) Ancaster, Ontario Chairman of Central Fund of Canada Limited	Co-Chairman and Trustee	2003

(A)                           Member of Audit Committee

See “Audit Committee matters’ below,

(C)                           Member of Corporate Governance Committee

The Corporate Governance Committee is responsible for developing the Trust’s approach to governance issues, facilitating education programs for all Trustees, assessing the size and effectiveness of the Board of Trustees as a whole and of the Committee, as well as assessing the contribution of individual Trustees. The Committee’s responsibility extends to ensuring that the Trustees can function independently of management and monitoring the Trustee’s relationship to management. It reviews the communications policy of Gold-Trust to ensure that communications to Unitholders, regulators and the investing public are factual and timely, are broadly disseminated in accordance with applicable policy and law, and treat all Unitholders fairly with respect to disclosure. The Committee meets independently of management from time to time or as necessary. Mr. Sale chairs the Corporate Governance Committee.

(E)                              Member of Executive Committee

The Executive Committee may meet occasionally between regularly scheduled Board meetings and is delegated authority to deal with most matters. The proceedings of the Executive Committee are reviewed by the Board of Trustees.

(I)                              May be regarded as independent under Multilateral Instrument 52-110 entitled “Audit Committee” and Company Policy 52-110CP of the Canadian Securities Administrators.

(L)                          Lead Trustee

AUDIT COMMITTEE MATTERS

The Audit Committeecurrently consists of Douglas E. Heagle, Brian E. Felske and Robert R. Sale.  Mr. Heagle serves as its Chairman.

Each member of the Audit Committee is “independent” as contemplated by Multilateral Instrument 52-110 (“MI 52-110”) of the Canadian Securities Administrators and each is financially literate, meaning that each has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the financial statements of Gold-Trust. Each of them, by virtue of his respective education and/or business backgrounds, as well as experience with Gold-Trust, has: (a) a base for understanding the accounting principles used by Gold-Trust to prepare its financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience analyzing or evaluating financial statements of the type referred to above, and experience actively supervising one or more persons engaged in such activities; and (d) an understanding of internal controls and procedures for financial reporting.

The charter of the Audit Committee is as follows:

“Purpose

The primary function of the Audit Committee is to assist the Trustees in fulfilling their oversight responsibilities by reviewing:

(a)                               selection, independence and effectiveness of the external auditors;

(b)                              the financial statements and other financial information and reports which will be provided to the Unitholders and others;

(c)                               the financial reporting process; and

(d)                              Gold-Trust’s internal audit activity and controls.

The external auditor’s ultimate responsibility is to the Trustees and the Audit Committee, as representatives of the Unitholders, These representatives have the ultimate authority to evaluate and, where appropriate, recommend replacement of the external auditors.

The Committee shall be given full access to Gold-Trust’s records, those of Central Gold Managers Inc. (the “Administrator”) and the external auditors as necessary to carry out these responsibilities.

Although the Audit Committee has the powers and responsibilities set forth in this Charter, the role of the Audit Committee is oversight. The members of the Audit Committee are not employees of Gold-Trust or the Administrator. It is not the duty of the Audit Committee to conduct audits or to determine that Gold-Trust’s financial statements and disclosures are complete and accurate and are in accordance with Canadian generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of the senior officers and the external auditors.

Qualification of Members

1.                                       The members of the Audit Committee (the “Committee”) shall be 3 or more in number and be “independent’ as defined in Multilateral Instrument 52-110 of the Canadian Securities Administrators. “Independent” for this purpose means that a member has no direct or indirect material relationship with Gold-Trust which could, in the view of the Trustees, reasonably interfere with his or her independent judgment. Members of the Committee shall not receive any remuneration or compensation from Gold-Trust other than remuneration for acting as a member of the Committee or other committee or as Trustee.

2.                                       All members of the Committee shall, as stipulated in Instrument 52-110, be “financially literate”, that is to say have the ability to read and understand a set of financial statements and related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Gold-Trust’s financial statements.

Operating Procedures

1.                                       The Committee shall require that the senior officers provide for review draft annual and quarterly financial statements, annual and quarterly reports, Management’s Discussion and Analysis, Annual Information Form and press releases where relevant, in a timely manner before the scheduled Committee meetings.

2.                                       The Committee shall meet annually in February or March so as to be able to review the draft annual audited financial statements and related materials, and shall meet once in a quarter as required to review the draft first, second and third quarter unaudited financial statements and accompanying report to shareholders.

3.                                       At least annually, the Committee shall review its effectiveness and the contribution of each of its members.

4.                                       The Committee shall have adequate resources and authority to discharge its responsibilities.

5.                                       The Committee shall have the authority to engage and compensate independent counsel and other advisors which it determines are necessary to enable the Committee to carry out its duties and to communicate directly with the external and internal auditors.

Relationship with External Auditor and Review Responsibilities

1.                                       The external auditors are accountable to the Trustees and the Committee, as representatives of the Unitholders of Gold-Trust. As such a representative, the Committee has overall responsibility for selection of the external auditors, and recommends to the Trustees the firm of external auditors to be put forward for shareholder approval at each annual meeting of Unitholders. The Committee will only select external auditors who (a) participate in the oversight program of the Canadian Public Accountability Board (the “CPAB”) and (b) are in good standing with the CPAB.

2.                                       The Committee annually reviews and discusses a letter from the external auditors detailing factors that might have an impact on the auditors’ independence and objectivity, including all services provided and fees charged by the external auditors. The Committee satisfies itself regarding the independence of the auditors and reports its conclusions, and the basis for those conclusions, to the Trustees.

3.                                       The Committee reviews and recommends to the Trustees for approval the annual audited financial statements and accompanying report to Unitholders as well as related documents, such as the Annual Information Form or equivalent filings and the Management’s Discussion and Analysis.

4.                                       The Committee also reviews and recommends to the Trustees for approval the unaudited financial statements for the first, second and third quarters and related reports to Unitholders.

5.                                       The Committee is responsible for approving the scope of the annual audit, the audit plan, the access granted to Gold-Trust’s and the Administrator’s records and the co-operation of management in any audit and review function.

6.                                       The external auditor is required to present to and discuss with the Committee, its views about the quality of the implementation of Canadian GAAP, with a particular focus on the accounting estimates and judgments made by the senior officers and their selection of accounting principles. The Committee meets in private with appropriate senior officers and separately with the external auditors to share perceptions on these matters, discuss any potential concerns and agree upon appropriate action plans.

7.                                       The Committee is responsible for reviewing the work of the external auditors, including their findings and recommendations, as well as the senior officers’ response to any such findings and recommendations, and resolving any disagreements between them and the external auditors regarding financial reporting.

8.                                       The Committee should approve all audit services and, wherever feasible, pre-approve any non-audit services to be provided by its internal auditors.

9.                                       The Committee is responsible for assessing the effectiveness of the working relationship of the external auditors with the senior officers.

10.                                 The Committee is responsible for reviewing the performance of, and approving the fees charged by, the external auditors.

11.                                 The Committee is also responsible, when circumstances dictate, for recommending to the Trustees the removal and replacement of external auditors.

12.                                 The Committee shall establish procedures for dealing with complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by officers of Gold-Trust or officers and employees of the Administrator regarding such matters (i.e. whistle-blowing).

13.                                 The Committee shall review and approve the hiring by the Administrator of employees and former employees of the external auditors who were involved in Gold-Trust’s accounts.

14.                                 The Committee shall review and comment to the Trustees on all related-party transactions.

15.                                 The Committee shall review any change in Gold-Trust’s code of ethics for senior financial officers.

16.                                 The Committee shall review any prospectuses, registration statements, information circulars and other reporting issuer or disclosure statements of Gold-Trust involving and as related to financial disclosure.

Relationship to Internal Audit

1.                                       The Committee is responsible for reviewing and approving senior officers’ decisions relating to any potential need for internal auditing, including whether this function should be outsourced and, if such function is outsourced, to approve the supplier of such service.

2.                                       The Committee is responsible for ensuring that senior officers have designed and are implementing an effective system of internal controls over financial reporting.

Disclosure

1.                                       The Committee shall provide a report annually to the Unitholders, as part of the Management Information Circular for the annual meeting, which briefly summarizes the nature of the activities of the Committee.

Procedures

1.                                       The times and locations of meetings of the Committee, the calling of such meetings and all aspects of procedure at such  meetings shall be determined by the Committee, as the case may be, provided that in every case:

(a)                                  the presence of at least two members shall be necessary to constitute a quorum; and

(b)                                 the acts of the Committee or any sub-committee, at a duly constituted meeting, shall require no more than the vote of a majority of the members present and that, furthermore, in any circumstance, a resolution or other instrument in writing signed by all members of the Committee shall avail as the act of the Committee.

2.                                       The Secretary, failing which the Assistant Secretary of Gold-Trust, shall be the Secretary of the Committee.”

The following table sets out information with respect to the fees of the external auditors, Ernst & Young LLP, for the past two fiscal years of the Company:

Fiscal Year Ended	Audit Fees	All Other Fees (1)
December 31, 2006	$43,853	$8,571
December 31, 2005	$33,732	—

Note (1): Review of financial information with regard to listing of units on the American Stock Exchange.

OTHER COMMITTEE MATTERS

The Corporate Governance and Nominating Committee, which is comprised of three independent Trustees, is responsible for developing Gold-Trust’s approach to governance issues, advising the Trustees on filling vacancies, and, periodically, reviewing the composition and effectiveness of the Trustees and the contribution of individual Trustees.

The Executive Committee is responsible for providing guidance and advice between Trustees’ meetings to Gold-Trust management in respect of issues of strategic importance to Gold-Trust.

All members of the Audit Committee and of the Corporate Governance and Nominating Committee are “independent” as such term is used in Multilateral Instrument No. 58-110.

PROMOTER

The Administrator may be considered to be the promoter of Gold-Trust within the securities legislation of Ontario and certain other provinces of Canada. The Administrator does not hold any units of Gold-Trust and does not receive any direct or indirect benefits as a result of its relationship to Gold-Trust other than as described under the “Administrative Services Agreement” above.

RISK FACTORS

Unitholders and prospective investors should consider the following factors relating to the business and primary asset of Gold-Trust:

Gold Price Volatility

Gold-Trust’s purpose is to hold gold. The principal factor affecting the value of units is volatility in the price of gold. Gold-Trust’s gold assets are traded internationally and are denominated in U.S. dollars. As at December 31, 2006, Gold-Trust’s assets were invested in 94.9% gold bullion, 3.7% in gold certificates and 1.4% in cash and other working capital.

Gold-Trust does not engage in any borrowing, leasing, lending or hedging activities involving its assets, so the value of its units will depend on, and typically fluctuate with, the price fluctuations of gold.

The gold price may be affected by many unpredictable international, economic, monetary and political factors. Macroeconomic considerations include: expectations for future inflation rates; exchange rate volatility of the U.S. dollar, the principal currency in which the price of gold is generally quoted; interest rate volatility; and unexpected global, or regional, political or economic incidents.

Changing tax, royalty, land and mineral rights ownership and leasing regulations, under different political regimes, can impact market functions and expectations for future gold supply. This can impact both gold mining shares, and the relative prices of other commodities, which can also be competitive factors that impact investor decisions in respect of investing in gold.

Foreign Exchange Rates

Gold-Trust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency. However, certain of Gold-Trust’s operating expenses are paid, and Gold-Trust’s Units trade on the Toronto Stock Exchange, in Canadian currency. Therefore, because exchange rate fluctuations are beyond Gold-Trust’s control, there can be no assurance that such fluctuations will not have an effect on Gold-Trust’s operations or on the trading value of Gold-Trust’s Units.

Uninsured and Underinsured Losses

Gold bullion owned by Gold-Trust is stored in bank treasury vaults in segregated safekeeping and is insured by the bank.

Nature of Units

As holders of units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The units represent a fractional interest in Gold-Trust. Gold-Trust’s primary asset is gold bullion.

Potential Unitholder Liability

The Declaration of Trust provides that no Unitholder will be subject to any liability whatsoever to any person in connection with: (i) ownership and use of Gold-Trust’s assets; (ii) the obligations, liabilities, activities or affairs of Gold-Trust; (iii) any actual or alleged act or omission of the Trustees, or by any other person, in respect of the activities or affairs of Gold-Trust; (iv) any act or omission of the Trustees, or any other person, in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees, or such other person, in respect of the activities or affairs of Gold-Trust; (v) any transaction entered into by the Trustees, or by any other person, in respect of the activities or affairs of Gold-Trust; or (vi) any taxes, levies, imposts, or charges or fines, penalties or interest in respect thereof payable by Gold-Trust or by the Trustees, or by any other person, (except the Unitholder or beneficial Unitholder to the extent required by applicable tax laws) on behalf of, or in connection with, the activities or affairs of Gold-Trust (collectively, “Trust Liabilities”).

Further, during 2004 the Government of Ontario enacted the Trust Beneficiaries’ Liability Act, 2004. This statute provides investors in unit trusts that are reporting issuers and governed by the laws of Ontario, such as Gold-Trust, with the same type of limited liability that is enjoyed by shareholders of corporations. Similar legislation has been recently passed in the Province of Alberta.

It is intended that the affairs of Gold-Trust will be conducted to seek to minimize such risk wherever possible, and no Unitholder or beneficial Unitholder in its capacity as such shall be liable to indemnify the Trustees, or any other person, with respect to any Trust Liabilities. Further, the Declaration of Trust provides that to the extent that any Unitholder may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such judgment and any writ of execution shall be enforceable only against, and shall be satisfied only out of the units held by such Unitholder. If any Unitholder or beneficial Unitholder shall be held personally liable as such to any other person in respect of any Trust Liabilities, such Unitholder shall be entitled to indemnity and reimbursement out of Gold-Trust assets to the full extent of such liability and for all costs of any litigation or other proceedings in which such liability shall have been determined, including, without limitation, all fees and disbursements of counsel. However, the Trustees shall have no liability to reimburse Unitholders for taxes assessed against them by reason of their ownership of Units.

Investment Eligibility

The Trustees intend that the units will be qualified investments under the Tax Act for Registered Plans and that the units will not constitute foreign property for purposes of the tax imposed under Part XI of the Tax Act. However, there can be no assurance for the future that units will continue to be qualified investments for Registered Plans or that the units will not constitute foreign property. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments and foreign property.

Income Tax Matters

There can be no assurance that Canadian federal income tax laws and the administrative and assessing practices of the Canada Revenue Agency respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects Unitholders.

Regulatory Change

Gold-Trust may be affected by changes in regulatory requirements, customs duties and other taxes. Such changes could, depending on their nature, benefit or adversely affect Gold-Trust.

Reliance on Trustees, Administrator and SAM

Gold-Trust is a self-governing unit trust with voting units that is governed by the Trustees appointed and elected by the Unitholders. Gold-Trust will, therefore, be dependent on governance by its Trustees and on the Administrator for administrative services, including retention by the Administrator of SAM, to provide ongoing marketing and advisory services to Gold-Trust. The Administrator will depend to a great extent on the services of Messrs. J. C. Stefan Spicer and Philip M. Spicer and SAM will depend to a great extent on the services of Mr. John P. Embry. The loss of the services of any of such individuals for any reason may have an adverse effect on Gold-Trust.

Conflict of Interest

Trustees and officers of Gold-Trust, the Administrator and SAM and their respective affiliates, directors and officers may provide investment, advisory and other services to other entities and parties. The Trustees and officers of Gold-Trust, and the directors and officers of the Administrator and SAM have undertaken to devote such reasonable time as is required to properly fulfil their responsibilities in respect of the business and affairs of Gold-Trust, as they arise from time to time.

ADDITIONAL IN FORMATION

There are no officers of Gold-Trust who receive remuneration from Gold-Trust for acting in such capacity. Messrs. J.P. Embry, P.M. Spicer, and J.C.S. Spicer receive no remuneration as Trustees from Gold-Trust and Gold-Trust does not have any employees or any retirement or benefit plans. No Trustee or officer of Gold-Trust is, or has been, indebted to Gold-Trust.

The Registrar and Transfer Agents for the units of Gold-Trust are CIBC Mellon Trust Company at its principal transfer office in Toronto and Mellon Investor Services LLC, New York.

Gold-Trust will provide the following information, to any person, who requests it from Gold-Trust’s President, Treasurer or Secretary at the Unitholder and Investor Inquiries office,

(a)                               when securities of Gold-Trust are in the course of a distribution pursuant to a short form prospectus, or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i)                                  one copy of Gold-Trust’s Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)                               one copy of the comparative financial statements of Gold-Trust for its most recently completed financial year, together with the accompanying report of Gold-Trust’s auditor, and one copy of any of Gold-Trust’s interim financial statements subsequent to the financial statements for the most recently completed financial year;

(iii)                            one copy of Gold-Trust’s Management Information Circular in respect of the most recent annual meeting of Unitholders that involved the election of Trustees; and

(iv)                           one copy of any other document that is incorporated by reference into the short form prospectus or the preliminary short form prospectus and is not required to be provided under (i) to (iii) above; or

(b)                              at any other time, one copy of any other document referred to in (a)(i), (ii) and (iii) above, provided that Gold-Trust may require the payment of a reasonable charge if the request is made by a person who is not a holder of units of Gold-Trust.

Requests for information may be made by: calling 905-304-GOLD (4653), by e-mailing info@gold-trust.com or by writing to Box 10106, Meadowlands P.O., Ancaster, Ontario L9K 1P3:

Additional information including Trustees’ remuneration, governance matters, principal holders of Gold-Trust’s units and interests of insiders in material transactions, where applicable, is to be included in Gold-Trust’s Information Circular for the 4th Annual Meeting of Unitholders to be held on April 26, 2007 and is contained in the Information Circular for the 3rd Annual Meeting held on April 28, 2006. Additional financial information is provided in Gold-Trust’s 2006 Annual Report. Copies of Gold-Trust’s Information Circular and the 2006 Annual Report may be obtained by visiting our Website at www.gold-trust.com and www.goldtrust.ca.

All securities filings by Gold-Trust may be found on SEDAR at www.sedar.com.

SIGNATURE

Pursuant to the requirements of Canadian Securities Commissions, the Registrant certifies that it meets all of the requirements for filing of the Annual Information Form and has duly caused this Annual Information Form to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 15, 2007	CENTRAL GOLD-TRUST

By:	/s/ J.C. STEFAN SPICER

J.C. Stefan Spicer, President and CEO